# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DoubleVerify Holdings Inc, CIK 0001819928
CUSIP: 25862V105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 462 Broadway, New York, New York (NY), 10013
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001854132

## Reporting persons
- Providence VII U.S. Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 18,173,777; shared voting power 0; sole dispositive power 18,173,777; shared dispositive power 0; aggregate amount beneficially owned 18,173,777 (11.3% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 161,107,214 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2025.
- Providence Equity GP VII-A L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,290,908; sole dispositive power 0; shared dispositive power 18,290,908; aggregate amount beneficially owned 18,290,908 (11.4% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 161,107,214 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2025.
- Providence Butternut Co-Investment L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 117,131; shared voting power 0; sole dispositive power 117,131; shared dispositive power 0; aggregate amount beneficially owned 117,131 (0.1% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 161,107,214 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2025.
- R. Davis Noell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 40,658; shared voting power 18,290,908; sole dispositive power 40,658; shared dispositive power 18,290,908; aggregate amount beneficially owned 18,331,566 (11.4% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 161,107,214 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2025.
- J. David Phillips: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 30,720; shared voting power 18,290,908; sole dispositive power 30,720; shared dispositive power 18,290,908; aggregate amount beneficially owned 18,321,628 (11.4% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 161,107,214 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2025.
- Karim A. Tabet: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,290,908; sole dispositive power 0; shared dispositive power 18,290,908; aggregate amount beneficially owned 18,290,908 (11.4% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 161,107,214 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2025.
- Andrew A. Tisdale: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,500; shared voting power 18,290,908; sole dispositive power 2,500; shared dispositive power 18,290,908; aggregate amount beneficially owned 18,293,408 (11.4% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 161,107,214 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2025.
- Michael J. Dominguez: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 115,036; shared voting power 18,290,908; sole dispositive power 115,036; shared dispositive power 18,290,908; aggregate amount beneficially owned 18,405,944 (11.4% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 161,107,214 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2025.

## Item 1. Issuer
Name of issuer: DoubleVerify Holdings Inc
Address of issuer's principal executive offices: 462 Broadway New York, NY, 10013

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Providence VII U.S. Holdings L.P. ("PEP VII"), Providence Equity GP VII-A L.P. ("PEP GP"), Providence Butternut Co-Investment L.P. ("PEP Butternut"), R. Davis Noell, J. David Phillips, Karim A. Tabet, Andrew A. Tisdale and Michael J. Dominguez (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2022, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file the original Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.
Citizenship: PEP VII is a limited partnership organized under the laws of the State of Delaware. PEP GP and PEP Butternut are exempted limited partnerships organized under the laws of the Cayman Islands. R. Davis Noell, J. David Phillips, Andrew A. Tisdale and Michael J. Dominguez are citizens of the United States and Karim A. Tabet is a citizen of France.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
18,173,777 shares of Common Stock are held directly by PEP VII and may be deemed to be beneficially owned by PEP GP because PEP GP is the general partner of PEP VII. R. Davis Noell, J. David Phillips, Karim A. Tabet, Andrew A. Tisdale and Michael J. Dominguez control Providence Holdco (International) GP Ltd., which is the general partner of Providence Fund Holdco (International) L.P. Providence Fund Holdco (International) L.P. is the sole shareholder of PEP VII-A International Ltd., which is the general partner of PEP GP. R. Davis Noell, J. David Phillips, Karim A. Tabet, Andrew A. Tisdale and Michael J. Dominguez may be deemed to exercise voting and investment power over, and thus may be deemed to beneficially own, the securities held by PEP VII due to their relationships with Providence Holdco (International) GP Ltd.

117,131 shares of Common Stock are held directly by PEP Butternut and may be deemed to be beneficially owned by PEP GP because PEP GP is the general partner of PEP Butternut. R. Davis Noell, J. David Phillips, Karim A. Tabet, Andrew A. Tisdale and Michael J. Dominguez control Providence Holdco (International) GP Ltd., which is the general partner of Providence Fund Holdco (International) L.P. Providence Fund Holdco (International) L.P. is the sole shareholder of PEP VII-A International Ltd., which is the general partner of PEP GP. R. Davis Noell, J. David Phillips, Karim A. Tabet, Andrew A. Tisdale and Michael J. Dominguez may be deemed to exercise voting and investment power over, and thus may be deemed to beneficially own, the securities held by PEP Butternut due to their relationships with Providence Holdco (International) GP Ltd.

30,720 shares of Common Stock are held directly by J. David Phillips. 40,658 shares of Common Stock are held directly by R. Davis Noell. 2,500 shares of Common Stock are held directly by AT 2020 Trust, for which Mr. Tisdale is trustee. 115,036 shares of Common Stock are held directly by Michael J. Dominguez.

Each of the Reporting Persons, other than the direct holder of the securities, disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons except to the extent of its or his pecuniary interest therein and this report shall not be deemed an admission that any such Reporting Person is the beneficial owner of such securities for purposes of Section 13(d) of the Act, or for any other purpose.
Percent of class:
In the aggregate, the Reporting Persons beneficially own 18,479,822 shares of Common Stock, or 11.5% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13G are based upon an aggregate of 161,107,214 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2025.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Providence VII U.S. Holdings L.P.: /s/ Sarah N. Conde, By: Providence Equity GP VII-A L.P., its general partner; PEP VII-A International Ltd., its general partner; Sarah N. Conde, GC, MD & CCO (11/12/2025)
- Providence Equity GP VII-A L.P.: /s/ Sarah N. Conde, By: PEP VII-A International Ltd., its general partner; Sarah N. Conde, GC, MD & CCO (11/12/2025)
- Providence Butternut Co-Investment L.P.: /s/ Sarah N. Conde, By: Providence Equity GP VII-A L.P., its general partner; PEP VII-A International Ltd., its general partner; Sarah N. Conde, GC, MD & CCO (11/12/2025)
- R. Davis Noell: /s/ R. Davis Noell, R. Davis Noell (11/12/2025)
- J. David Phillips: /s/ J. David Phillips, J. David Phillips (11/12/2025)
- Karim A. Tabet: /s/ Karim A. Tabet, Karim A. Tabet (11/12/2025)
- Andrew A. Tisdale: /s/ Andrew A. Tisdale, Andrew A. Tisdale (11/12/2025)
- Michael J. Dominguez: /s/ Michael J. Dominguez, Michael J. Dominguez (11/12/2025)